                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended  December 31, 1999

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                        to
                               ----------------------    ----------------------

Commission file number                0-12640
                       -------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             ELECTRO-TEC CORPORATION
                        EMPLOYEE RETIREMENT BENEFIT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                            315 E. EISENHOWER PARKWAY
                                    SUITE 300
                               ANN ARBOR, MI 48108

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE






The following documents are attached hereto as exhibits:

                                                                                         Page
                                                                                         ----
Report of Independent Public Accountants                                                   A

Statements of Net Assets Available for Benefits as of
 December 31, 1999 and 1998                                                                1

Statements of Changes in Net Assets Available for Benefits
 for the Years Ended December 31, 1999 and 1998                                            2

Notes to Financial Statements                                                             3-6

Schedule I - Item 4i - Schedule of Assets Held for
 Investment Purposes at End  of Year as of December 31, 1999                               7

Consent of Independent Public Accountants                                                  8





In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Electro-Tec Corporation Employee Retirement
                                    Benefit Plan

Date: June 28, 2000

                                    By:  The Plan Administrative Committee
                                         ---------------------------------




                                     By: /s/ John F. Brocci
                                        ----------------------
                                     John F. Brocci
                                     Chairman
                                     Plan Administrative Committee

ELECTRO-TEC CORPORATION

EMPLOYEE RETIREMENT BENEFIT PLAN


FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998

TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants




To the Administrative Committee of the
Electro-Tec Corporation Employee Retirement Benefit Plan:

We have audited the accompanying statements of net assets available for benefits of the ELECTRO-TEC CORPORATION EMPLOYEE RETIREMENT BENEFIT PLAN (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP


Detroit, Michigan,
    May 26, 2000.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE




                                                                          Page
                                                                          ----
Statements of Net Assets Available for Benefits
  as of December 31, 1999 and 1998                                          1

Statements of Changes in Net Assets Available for Benefits
  for the Years Ended December 31, 1999 and 1998                            2

Notes to Financial Statements                                              3-6

Schedule I - Item 4i - Schedule of Assets Held for Investment
  Purposes at End of Year as of December 31, 1999                           7

                            ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998




                                                                                          1999                 1998
                                                                                   ----------------     ----------------
ASSETS
  Investments:


    Mutual funds-
        CIGNA Charter Guaranteed Short-Term Securities Fund                              $1,588,909           $1,756,228
        CIGNA Charter Actively Managed Fixed Income Fund                                    467,165              457,651
        INVESCO Total Return Account                                                        529,182              532,329
        Warburg Pincus Advisor Emerging Growth Account                                    1,543,186            1,065,208
        Fidelity Advisor Growth Opportunities Account                                       433,337              369,926
        Templeton Foreign Account                                                           134,202               44,288
        AIM Value Account                                                                   233,064               82,126
        Lazard Small Cap Account                                                             55,824               20,182
        Janus Worldwide Account                                                             181,434               76,423
        CIGNA Charter Large Company Stock-Growth Fund                                     2,830,509            2,341,889
                                                                                   ----------------     ----------------
         Total Mutual funds                                                               7,996,812            6,746,250

    Kaydon Corporation Common Stock                                                         770,690            1,183,873
                                                                                   ----------------     ----------------
         Total investments                                                                8,767,502            7,930,123

  Dividend receivable                                                                         3,144                2,948
                                                                                   ----------------     ----------------
         Total assets                                                                     8,770,646            7,933,071

LIABILITY- Excess Contribution Payable                                                       (2,316)                 -
                                                                                   ----------------     ----------------

NET ASSETS AVAILABLE FOR BENEFITS                                                        $8,768,330           $7,933,071
                                                                                   ================     ================




        The accompanying notes are an integral part of these statements.

                            ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                  FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998




                                                                                            1999                 1998
                                                                                   ----------------     ----------------
CONTRIBUTIONS:
    Employer                                                                            $   268,286          $   258,323
    Participants                                                                            381,090              385,489
    Rollover                                                                                  4,019                    -
                                                                                   ----------------     ----------------
         Total contributions                                                                653,395              643,812
                                                                                   ----------------     ----------------

INVESTMENT EARNINGS:
    Interest and dividends                                                                   64,436               11,641
    Net appreciation in current value of investments                                        752,013            1,149,092
                                                                                   ----------------     ----------------
         Total investment earnings                                                          816,449            1,160,733
                                                                                   ----------------     ----------------

OTHER CHANGES:
    Benefit payments                                                                       (633,675)          (1,053,001)
    Administrative expenses                                                                    (910)                (980)
                                                                                   ----------------     ----------------
         Total other changes                                                               (634,585)          (1,053,981)
                                                                                   ----------------     ----------------

         Change in net assets available for benefits                                        835,259              750,564

 NET ASSETS AVAILABLE FOR BENEFITS,  beginning of year                                    7,933,071            7,182,507
                                                                                   ----------------     ----------------
 NET ASSETS AVAILABLE FOR BENEFITS,  end of year                                        $ 8,768,330           $7,933,071
                                                                                   ================     ================




            The accompanying notes are an integral part of these statements.

                            ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS




 (1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

        The accompanying financial statements of the Electro-Tec Corporation
           Employee Retirement Benefit Plan (the "Plan") have been prepared on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

        In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Management and Research Company, Warburg Pincus Asset Management, Inc., INVESCO Funds Group, Inc., AIM Advisor, Inc., Templeton Global Advisors Limited, Lazard Asset Management and Janus Capital Corporation. Plan assets are invested in a CIGNA Separate Account (measured in units) which holds investments in funds offered by these alliance companies.

        The investment funds offered by CIGNA through the CIGNA Separate Account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation (depreciation) in the Statement of Changes in Net Assets Available for Benefits, except for the Stock Fund in which the participants have a direct interest in the underlying stock.

        Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

        The Accounting Standards Executive Committee issued Statement of
           Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

 (2)  DESCRIPTION OF THE PLAN

        Electro-Tec Corporation (the "Company" or "Employer"), a wholly-owned subsidiary of Kaydon Corporation ("Kaydon"), sponsors the Plan, a defined contribution plan. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

        Eligibility requirements - All employees of the Company who are 21 years of age and have completed at least 1,000 hours of service during a one-year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st and October 1st coincident with or immediately following completion of the 1,000th hour of service.

        Contributions - Participants may elect to make, through payroll deductions, both tax-deferred contributions, which may not exceed 15% of compensation, and after-tax voluntary contributions. The maximum contributions for the year, which includes pre-tax, after-tax voluntary and employer matching and discretionary contributions is 25% of compensation less tax-deferred contributions. Under the terms of the Plan, the Company contributes to the Plan an amount equal to the payroll deduction contribution by each participant up to 3% of the participant's compensation, as defined by the Plan, and 75% of each participant's contribution in excess of 3% of compensation, not to exceed an additional 4% of each participant's compensation, as defined. In addition, the Company may, with the approval of the Board of Directors of Kaydon, make discretionary contributions to the Plan. There were no discretionary Employer contributions in 1999 and 1998.

                            ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)



        Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the employer's contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

        Vesting - All participant contributions are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratably over seven years of service, as defined by the Plan. Forfeitures are used to reduce Employer contributions.

        Investment of participant accounts - Plan participants may direct the investment of their account balances in the following investment options:

              The CIGNA Charter Guaranteed Short-Term Securities Fund invests in a portfolio of high quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

              The CIGNA Charter Actively Managed Fixed Income Fund invests in a portfolio of predominately high quality corporate and Government fixed income securities including issues of the U.S. Government and its Agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

              The INVESCO Total Return Account invests in a combination of equity and fixed and variable income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its Agencies, and investment-grade corporate debt obligations.

              The Warburg Pincus Advisor Emerging Growth Account invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may also invest in foreign securities, investment-grade debt securities, and domestic and foreign short-term or medium-term money market obligations.

                            ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)



              The Fidelity Advisor Growth Opportunities Account invests
                 primarily in common stocks and securities convertible into common stock of companies believed to have long-term growth potential. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth, and securities of foreign companies.

              The Templeton Foreign Account invests primarily in common and preferred stock of non-U.S. companies, including American, European and Global Depository Receipts. The Fund may invest in debt securities of companies and governments located anywhere in the world, emerging markets, U.S. Government securities, bank time deposits in the currency of any major nation, commercial paper and repurchase agreements.

              The AIM Value Account invests primarily in common stocks,
                 convertible bonds and convertible preferred stocks of undervalued companies.

              The Lazard Small Cap Account invests in small-cap equity
                 securities including common stock, preferred stock, securities convertible into or exchangeable for common stock, and rights and warrants. The Fund may invest in equity securities of large-cap U.S. companies and short-term money market instruments.

              The Janus Worldwide Account invests primarily in common stock of foreign and domestic issuers. The Fund may invest in preferred stock, warrants, convertible securities and debt securities, high-grade commercial paper, certificates of deposit, money market funds, repurchase agreements and other short-term debt obligations.

              The CIGNA Charter Large Company Stock-Growth Fund invests
                 primarily in domestic stocks of large companies. The Fund may also invest in American Depository Receipts.

              The Stock Fund invests solely in Kaydon Corporation Common Stock.

        Payment of benefits - Amounts credited to an individual participant's account are distributed at termination of employment, generally as a lump sum or in installments. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $5,000. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

                            ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)



        Administrative expenses - Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1999 and 1998. The remaining expenses were paid for out of Plan assets by CG Trust Company.

        Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

        Plan termination - The Company has the right to terminate the Plan at any time, although it has not expressed an intent to do so. Upon termination of the Plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts in accordance with the Plan and the Internal Revenue Code.

(3)  TRUST FUND

        A trust fund is maintained by the trustee for all purposes of the Plan;
           and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries. The trustee is a related party as discussed in Note (4).

(4)  RELATED PARTY TRANSACTIONS

        Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

(5)  TAX STATUS

        The Internal Revenue Service issued a determination dated October 12,
           1995, stating that the Plan, as then designed, was in accordance with applicable plan design requirements and was tax-exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(6)  INVESTMENTS

        The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31:

                                                                                             1999             1998
                                                                                         -----------       -----------

              CIGNA Charter Guaranteed Short-Term Securities Fund                        $ 1,588,909       $ 1,756,228
              CIGNA Charter Actively Managed Fixed Income Fund                               467,165           457,651
              INVESCO Total Return Account                                                   529,182           532,329
              Warburg Pincus Advisor Emerging Growth Account                               1,543,186         1,065,208
              CIGNA Charter Large Company Stock-Growth Fund                                2,830,509         2,341,889
              Stock Fund                                                                     770,690         1,183,873


                                                                      SCHEDULE I

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                      EIN: 59-1226757     PLAN NUMBER: 001


    ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                             AS OF DECEMBER 31, 1999


                                                                                          Current
  Identity of Issuer                           Description of Investment                   Value
  ------------------                           -------------------------           -----------------


Mutual Funds-
  *Connecticut General Life     CIGNA Charter Guaranteed Short-Term
     Insurance Company            Securities Fund, 34,427 units                         $1,588,909

  *Connecticut General Life     CIGNA Charter Actively Managed Fixed Income
     Insurance Company            Fund, 3,744 units                                        467,165

  *Connecticut General Life
     Insurance Company          INVESCO Total Return Account, 14,549 units                 529,182

  *Connecticut General Life     Warburg Pincus Advisor Emerging Growth
     Insurance Company            Account, 24,119 units                                  1,543,186

  *Connecticut General Life     Fidelity Advisor Growth Opportunities Account,
      Insurance Company            6,784 units                                             433,337

  *Connecticut General Life
      Insurance Company         AIM Value Account, 3,686 units                             233,064

  *Connecticut General Life
      Insurance Company         Templeton Foreign Account, 9,110 units                     134,202

  *Connecticut General Life
      Insurance Company         Lazard Small Cap Account, 2,756 units                       55,824

  *Connecticut General Life
      Insurance Company         Janus Worldwide Account, 2,105 units                       181,434

  *Connecticut General Life     CIGNA Charter Large Company Stock-Growth
      Insurance Company            Fund, 163,017 units                                   2,830,509
                                                                                  -----------------
                                         Total mutual funds                              7,996,812

Common Stock-
  *Kaydon Corporation           Stock Fund, 28,744 shares                                  770,690
                                                                                  -----------------
                                                                                        $8,767,502
                                                                                  =================

* Represents a party-in-interest

                                 EXHIBIT INDEX
                                 -------------



Exhibit No.                   Description
-----------                   -----------
    23                        Consent of Independent Public Accountants

